                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                    FORM 11-K


(Mark One):

/ X / ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

                                       OR

/   /    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934


For the transition period from ______________ to ___________.

                         Commission file number: 1-13503


A. Full title of the plan and address of the plan, if different from that of the issuer named below:

           SI BANK & TRUST 401(k) SAVINGS PLAN IN RSI RETIREMENT TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           STATEN ISLAND BANCORP, INC.
                              1535 RICHMOND AVENUE
                          STATEN ISLAND, NEW YORK 10314

                              REQUIRED INFORMATION

         FINANCIAL STATEMENTS. The following financial statements and schedule are filed as part of this annual report for the SI Bank & Trust 401(k) Savings Plan in RSI Retirement Trust (the "Plan"):


                                                                                                   Page No.
                                                                                                   --------
                  Report of Independent Accountants .................................................. 1

                  Financial Statements

                      Statement of Net Assets Available for Benefits as of
                           December 31, 2001 and 2000 .................................................2

                      Statement of Changes in Net Assets Available for Benefits
                           for the Year Ended December 31, 2001....................................... 3

                  Notes to Financial Statements........................................................4-8

                  Supplemental Schedule*

                      Schedule H, Line 4i-Schedule of Assets (Held at End of Year).....................9



*Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of SI Bank 401(k) Savings Plan


In our opinion, the accompanying statements of net asset available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the financial status of the SI Bank & Trust 401(k) Savings Plan (the "Plan") at December 31, 2001, and the changes in its financial status for the year then ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Plan for the year ended December 31, 2000 were audited by other independent accountants whose report dated August 5, 2001 expressed an unqualified opinion on those statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.


/s/ PricewaterhouseCoopers LLP

August 15, 2002

                                                                             1
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SI BANK & TRUST 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS                                2
--------------------------------------------------------------------------------

                                                          DECEMBER 31,
                                                      2001            2000
ASSETS

Investments stated at fair value                   $30,425,364     $25,527,430
Employee contribution receivable                        36,199          32,487
Accrued interest receivable                              4,147              --
                                                   -----------     -----------
    TOTAL ASSETS                                    30,465,710      25,559,917
                                                   ===========     ===========

Liabilities                                        $        --     $        --
                                                   -----------     -----------
    NET ASSETS AVAILABLE FOR BENEFITS              $30,465,710     $25,559,917
                                                   ===========     ===========














  The accompanying notes are an integral part of these financial statements.

SI BANK & TRUST 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS                      3
--------------------------------------------------------------------------------



                                                            FOR THE YEAR ENDED
                                                            DECEMBER 31, 2001

Additions to net assets attributed to:
  Employee contributions                                       $ 1,075,909
  Other additions
    Net appreciation in fair value of investments                4,767,552
    Loan repayments (including interest)                            93,228
    Interest                                                        23,712
    Dividends                                                      361,320
                                                               -----------
      TOTAL ADDITIONS                                            6,321,721
                                                               -----------
Deductions:
  Distributions to participants or beneficiaries                 1,415,928
                                                               -----------
      TOTAL DEDUCTIONS                                           1,415,928
                                                               -----------
      NET INCREASE                                               4,905,793
                                                               -----------
Net assets available for plan benefits, beginning of year       25,559,917
                                                               -----------
Net assets available for plan benefits, end of year            $30,465,710
                                                               ===========










  The accompanying notes are an integral part of these financial statements.

SI BANK & TRUST 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS                                                  4
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following description of the SI Bank & Trust 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     GENERAL
     The Plan is a defined contribution plan, sponsored by SI Bank & Trust (the "Bank"), covering all salaried employees of the Bank who have completed one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Bank is a wholly-owned subsidiary of Staten Island Bancorp, Inc.

     CONTRIBUTIONS

     Participants may contribute a minimum of 1% up to a maximum of 8% in 2001 and 2000 of their annual wages before bonuses and overtime not to exceed the maximum amount permitted under the Internal Revenue Code ($10,500 in 2001 and 2000). The Bank will match 50% to 100% of participant contributions, based on years of service up to a maximum of 6% of annual wages. Effective with a Plan amendment during 1997, these matching contributions are made in stock to the Staten Island Bancorp, Inc. Employee Stock Ownership Plan.

     PARTICIPANT ACCOUNTS
     Each participant's account is credited with the participant's contributions and an allocation of the Bank's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The payment to which a participant is entitled is the benefit that can be provided from the participant's account.

     VESTING
     Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant begins to vest in the Plan according to the following table:

                                                              VESTING
            YEARS OF CREDIT SERVICE                         PERCENTAGE
            Less than 2 years                                    0%
            2                                                   20%
            3                                                   40%
            4                                                   60%
            5                                                   80%
            6 or more                                          100%


     DISTRIBUTIONS
     Upon disability, death, retirement or termination, a participant (or beneficiary) is entitled to receive a lump-sum distribution equal to the value of his or her account, or installments over a period not to exceed 15 years of accumulated plan benefits. Participants may also, in certain instances, make cash withdrawals to meet an unusual or financial emergency.

SI BANK & TRUST 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS                                                  5
--------------------------------------------------------------------------------


     PARTICIPANT LOANS
     Participants are permitted to obtain loans from the Plan in an amount of up to 50% of the net value of their 100% vested balance, not to exceed $50,000. Interest is charged on these loans at a rate similar to that which would be charged at other financial institutions. Loans bear interest at a rate between 6.5% and 10.5% for 2001 and 2000. Loan terms cannot exceed five years unless the proceeds are used to finance the purchase of a primary residence, in which case the term of the loan cannot exceed a period of 15 years.

     FORFEITURES
     Forfeitures are allocated to Plan participants once a year on a pro rata basis. The Plan's 2001 forfeitures of $6,211 included in the Plan's net assets were allocated to Plan participants in 2002.

     Effective January 23, 2002, all Plan forfeitures will be applied to the Plan's administrative expense.

     RECLASSIFICATION OF PRIOR PERIOD AMOUNTS
     Certain amounts presented in prior period have been reclassified to conform with current year's presentation.

     PLAN AMENDMENTS
     Effective as of April 7, 2000, the Plan was amended to include employees of the North Fork Bank branch acquired by the Bank. Employment with such North Fork Bank branch shall be deemed employment by the Plan administrator to determine eligibility and vesting.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION
     The accompanying financial statements have been prepared using the accrual basis of accounting.

     USE OF ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of additions and deductions to net assets during the reporting period. Actual results could differ from those estimates.

     INVESTMENT VALUATION AND INCOME RECOGNITION
     The trust established under the Plan is administered through participation in the RSI Retirement Trust (the "RSI Trust"). The RSI Trust is a tax-exempt trust registered as an open-end management investment company under the Investment Company Act and is the Trustee of the Plan. Plan assets held by the RSI Trust are represented as units of beneficial interest in one or more of the investment funds offered by the RSI Trust. The net asset value of the units of beneficial interest in each investment fund is based on the market value of the underlying assets of the funds, determined generally by reference to available market prices.

     Net investment income and net appreciation (depreciation) in fair value of units held represent the Plan's proportionate share of the net investment income and realized and unrealized investment gains and losses of the RSI Trust investment funds. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

SI BANK & TRUST 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS                                                  6
--------------------------------------------------------------------------------

     RISK AND UNCERTAINTIES
     The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in value of investment securities will occur in the near term and that such changes could materially affect participant's account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

     PAYMENT OF BENEFITS
     Benefits are recorded when paid.

     ADMINISTRATIVE COST
     The Plan incurs certain administrative costs in connection with its investment activities which are borne by the Bank.

3.   INVESTMENTS

     As of December 31, 2001 and 2000 the Plan assets were primarily invested in the following funds administered by the Trustee as follows:

     CORE EQUITY FUND - Consists of investments in a broadly diversified group of large, financially sound, high-quality companies.

     EMERGING GROWTH EQUITY FUND - Consists of investments primarily in smaller companies with higher than average returns on equity, earnings growth potential and dividend growth potential. The fund's holdings focus on companies with market capitalization of less than $1 billion.

     VALUE EQUITY FUND - Consists of investments in financially sound companies that have low price earnings ratios, above average dividend yields, favorable price-to-book ratios, and are currently out of favor in the marketplace.

     ACTIVELY MANAGED BOND - Consists of investments in high quality bonds with a full spectrum of maturities (0-30 years).

     INTERMEDIATE-TERM BOND FUND - Consists of investments in high-quality fixed income securities that mature within ten years or have an expected average life of ten years or less. In terms of quality, at all times at least 50% of the investments must be in U.S. Government issues and at least 75% of the total investments must be instruments rated "AA" or better by certain rating agencies.

     SHORT-TERM INVESTMENT FUND - Consists of investments in high-quality cash equivalent type investments offering substantial liquidity and capital preservation. The average maturity of the fund's holdings is less than one year.

     INTERNATIONAL EQUITY FUND - Consists of investments in stocks that are headquartered in foreign countries.

     EMPLOYER STOCK FUND - Consists of investments in the common stock of Staten Island Bancorp, Inc. and other short-term high-quality cash equivalent type investments.

SI BANK & TRUST 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS                                                  7
--------------------------------------------------------------------------------

     FORFEITURE FUND - Consist of forfeitures which will be reallocated to other plan participants at a later date.

     INVESTMENTS HELD
     Investment held by the Plan are summarized below. Those investments that represent 5 percent or more of the Plan's net assets at the end of the year are noted with an asterisk (*). Those investments that are nonparticipant-directed are noted with two asterisks (**). Those investments that include participant and nonparticipant-directed investments are noted with a plus sign (+).

                                                         DECEMBER 31, 2001                       DECEMBER 31, 2000
                                                  SHARES/UNITS      FAIR VALUE           SHARES/UNITS        FAIR VALUE
     RS Group Cash Forfeiture Fund**                  6,211         $     6,211              35,733         $    35,733
     RSI Retirement Trust Core
        Equity Fund                                  57,853           5,142,575 *            65,527           7,082,157 *
     RSI Retirement Trust Emerging
        Growth Equity Fund                           14,182           1,262,727              16,790           1,818,414 *
     RSI Retirement Trust Value Equity
        Fund                                         13,707           1,157,018              14,398           1,318,689 *
     RSI Retirement Trust International
        Equity Fund                                     505              24,799                 675              41,356
     RSI Retirement Trust Intermediate
        Term Bond Fund                               10,527             427,810              10,524             399,290
     RSI Retirement Trust Actively
        Managed Bond Fund                            13,556             615,828              13,709             571,122
     RSI Retirement Trust
        Short-term Bond Fund                         43,566           1,133,152              28,557             713,647
                                                                    -----------                             -----------
            TOTAL                                                     9,770,120                              11,980,408
                                                                    -----------                             -----------
     SI Bancorp
        Common Stock Fund+                        1,693,360         $19,664,634 *         1,157,535         $12,469,226 *

        Participants loans                                              990,610                               1,077,796
                                                                    -----------                             -----------
            TOTAL                                                   $30,425,364                             $25,527,430
                                                                    ===========                             ===========

4.   PLAN TERMINATION

     The Bank intends to continue the Plan indefinitely but reserves the right to amend or terminate it. If the Plan is terminated or if there is a complete discontinuance of contributions, the Plan participants will be fully vested in their rights under the Plan.

5.   TAX STATUS

     The Plan has received a favorable determination letter from the Internal Revenue Service dated February 16, 1995, indicating that the Plan, as amended through December 14, 1993, is tax exempt under Section 401(a) of the Internal Revenue Code of 1986. The Plan is in the process of filing for an

SI BANK & TRUST 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS                                                  8
--------------------------------------------------------------------------------


     updated determination letter for recent Plan amendments. In the opinion of management, based on advice of their legal counsel, the Plan amendments will not impact the previous favorable determination letters.

6.   RELATED PARTY TRANSACTIONS

     One of the investment funds of the Plan invests in shares of Staten Island Bancorp, Inc. The Plan owned 1,173,887 shares of common stock in the Employer Stock Fund as of December 31, 2001 with a market value of $19,146,102. As of December 31, 2000, the Plan owned 555,175 shares of common stock with a market value of $11,866,866.

7.   SUBSEQUENT EVENT

     Effective January 23, 2002, participants entitled to an allocated dividend may elect to have the dividend amount distributed in cash in lieu of being reinvested in the Employer Stock Fund.

SI BANK & TRUST 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)                 9
--------------------------------------------------------------------------------

                                                (c) DESCRIPTION OF INVESTMENT
                                                   INCLUDING MATURITY DATE
      (b) IDENTITY OF ISSUE, BORROWER,           RATE OF INTEREST, COLLATERAL                     (e)  CURRENT
(a)   LESSOR, OR SIMILAR PARTY                      PAR, OR MATURITY VALUE         (d) COST             VALUE
---  -----------------------------------------  ------------------------------  --------------   --------------
 *   RSI Retirement Core Equity Fund                     57,853 shares            $ 2,903,655      $ 5,142,575
 *   RSI Retirement Emerging Growth
        Equity Fund                                      14,182 shares              1,140,482        1,262,727
 *   RSI Retirement Value Equity Fund                    13,707 shares              1,042,426        1,157,018
 *   RSI Retirement International Equity
        Fund                                                505 shares                 28,514           24,799
 *   RSI Retirement Intermediate-Term
        Bond Fund                                        10,527 shares                418,652          427,810
 *   RSI Retirement Actively Managed
        Bond Fund                                        13,556 shares                597,798          615,828
 *   RSI Retirement Short-term
        Investment Fund                                  43,566 shares              1,131,845        1,133,152
 *   SI Bancorp employer stock fund                   1,693,360 shares              8,008,511       19,664,634

 *   RS Group Forfeiture Fund                           525,684 shares                  6,211            6,211
     Participant loans                            (Interest rates between                  --          990,610
                                                        7% and 10.5%)
                                                                                  -----------      -----------
       TOTAL ASSETS HELD FOR INVESTMENT
         PURPOSES                                                                 $15,278,094      $30,425,364
                                                                                  ===========      ===========


*Parties-in-interest to the Plan.

                                   SIGNATURES


         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees for the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                         SI BANK & TRUST 401(k) SAVINGS PLAN
                                         IN RSI RETIREMENT TRUST



June 27, 2003                       By:  /s/ Catherine Arcuri
                                         ---------------------------------------
                                         Name:  Catherine Arcuri
                                         Title: Plan Administrator

                                INDEX TO EXHIBIT

          Number        Description
          ------        --------------------------------------------------------
           23           Consent of Independent Accountants

           99 Statement Pursuant to 18 U.S.C. Section 1350 as Required by Section 906 of the Sarbanes-Oxley Act of 2002